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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Amendment No. 1 to
                                   SCHEDULE TO
                                  (Rule 13e-4)

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                             Entrada Networks, Inc.
 (Names of Filing Persons (identify status as offer or, issuer or other person))

          Options to purchase common stock, par value $0.001 per share, under certain Entrada Networks, Inc. option plans
                         (Title of Class of Securities)

                                   293-82Y-102
                      (CUSIP Number of Class of Securities)

                           KANWAR J. S. CHADHA, Ph. D.
                      President and Chief Executive Officer
                             Entrada Networks, Inc.
                                   12 Morgan
                            Irvine, California 92618
                                  949-588-2070

                                    Copy to:
                             W. RAYMOND FELTON, ESQ.
                Greenbaum, Rowe, Smith, Ravin, Davis & Himmel LLP
                            Metro Corporate Campus I
                              Post Office Box 5600
                          Woodbridge, New Jersey 07095
                                 (732) 549-5600

    (Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)








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                           Calculation of Filing Fee


Transaction valuation*                               Amount of filing fee

$2,437,653                                           $487.52


* Calculated solely for the purpose of determining the amount of the filing fee. This amount assumes that options to purchase shares of common stock of Entrada Networks, Inc. having an aggregate value of $2,437653 as of June 21, 2002, will be cancelled pursuant to this offer. The aggregate value of the such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of 1% of the transaction valuation.


         x Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                  Amount Previously Paid:   $487.52
                  Form or Registration No.: 5-49066
                  Filing Party:             Entrada Networks, Inc.
                  Date Filed:               June 28, 2002

         [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

                  Check the appropriate boxes below to designate any transactions to which the statement relates:

         [ ]      third-party tender offer subject to Rule 14d-1.
         x        issuer tender offer subject to Rule 13e-4.
         [ ]      going-private transaction subject to Rule 13e-3.
         [ ]      amendment to Schedule 13D under Rule 13d-2.

                  Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

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                                   SCHEDULE TO

INTRODUCTORY STATEMENT

          This Amendment No. 1 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed by Entrada Networks, Inc. with the Securities and Exchange Commission on June 28, 2002 (the "Schedule TO") relating to our offer to our employees and to employees of our subsidiaries to exchange outstanding options to purchase our common stock, par value $0.001 per share, having an exercise price greater than or equal to $1.18 per share for new nonqualified stock options with a new exercise price (the "New Grant Program").

         Eligible options were originally granted under the Entrada Networks, Inc. 2000 Stock Incentive Plan (the "2000 Plan"), the 1991 Stock Plan (the "1991 Plan"), and the 1996 Non-Executive Stock Option Plan (the "1996 Plan"). New stock options will be granted under the respective plan for those options that are cancelled pursuant to this offer. Employees who wish to participate in the New Grant Program may elect to exchange any options with an exercise price greater than or equal to $1.18 per share. Employees that tender any option grant for exchange will be required to also tender all option grants that they received during the six month period prior to the date on which the Company cancels tendered option grants. Because the Company currently expects to cancel all tendered options on July 31, 2002, this means that employees who participate in the offer will be required to tender all options granted to them since January 30, 2002. Former directors and executive officers (within the meaning of Rule 16a-1(f) promulgated under the Securities Exchange Act of 1934, as amended) and independent contractors, advisory board members and other non-employees of the Company or of its subsidiaries are not eligible to participate in the New Grant Program. This offer is made upon the terms and subject to the conditions set forth in this Offer to Exchange and in the accompanying Letter of Transmittal (Election to Participate). New options will be granted no sooner than six months and one day after the date of cancellation of the options accepted for exchange, which is currently anticipated to be February 2, 2003 (the "replacement grant date").

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON

         Item 3, Identity and Background of Filing Person is hereby supplemented by the addition of the following sentence at the end of the item:

         The information set forth in the Offer to Exchange under Section 10 (Interests of Directors and Officers; Transactions and Arrangements Concerning the Options), is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION

         The following sections of the Offer to Exchange contain a description of the material terms of the tender offer:

         o "Introduction":

         o Summary Term Sheet;

         o Section 5 (Acceptance of Options for Exchange and Issuance of New Options);



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o    Section 6 (Conditions of the New Grant Program);

o    Section 8 (Source and Amount of Consideration; Terms of New Options);

o    Section 16 (Additional Information).

         The reference to the replacement grant date in the Introduction, Summary Term Sheet, Section 1 (What is the New Grant Program?) and Section 29 (When will we grant the new options?) as being anticipated to be "during our first fiscal quarter of fiscal year 2003" is hereby deleted and the following information is hereby substituted in its stead: "The replacement grant date is anticipated to be February 2, 2003."

         The reference to "employees based outside the United States" in the Introduction is hereby amended to delete such reference.

         The information contained in Section 6 of the Offer to Exchange, Conditions of the New Grant Program is hereby deleted and the following information is hereby substituted in its stead:

          Notwithstanding any other provision of the New Grant Program, we will not be required to accept any options submitted to us for cancellation and exchange, and we may terminate or amend the New Grant Program, or postpone our acceptance and cancellation of any options submitted to us for cancellation and exchange, in each case, subject to certain limitations, if at any time on or after June 27, 2002 and prior to 5:00 p.m., Pacific Time on July 31, 2002 (if the deadline to participate in the New Grant Program is again extended, we will make an announcement of the extension no later than 6:00 a.m. Pacific Time on the next business day following the previously scheduled expiration date, and the deadline for satisfying or waiving the conditions to participation in the Offer to Exchange will be similarly extended) any of the following events has occurred, or has been determined by us to have occurred, and, if, in our reasonable judgment in any such case, and regardless of the circumstances giving rise to the event, including any action or omission to act by us, we determine that the occurrence of such event or events makes it fiscally unwise for us to proceed with the New Grant Program or to accept and cancel options submitted to us for exchange:

         (i) any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, is instituted or pending before any court, authority, agency or tribunal that challenges the making of the New Grant Program, the acquisition of some or all of the options submitted to us for exchange pursuant to the New Grant Program, the issuance of new options, or otherwise relates in any manner to the New Grant Program or that, in our reasonable judgment, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of Entrada Networks, Inc.
                  or our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries or materially impair the benefits that we believe we will receive from the New Grant Program;


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         (ii)     any action is pending or taken, or any approval is withheld, or any statute, rule, regulation, judgment, order or injunction is proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to apply to the New Grant Program or Entrada Networks, Inc. or any of our subsidiaries, by any court or any authority, agency or tribunal that, in our reasonable judgment, would or could:

                  o make it illegal for us to accept some or all of the existing options for exchange and cancellation or to issue the new options for some or all of the options submitted to us for cancellation and exchange or otherwise restrict or prohibit completion of the New Grant Program or otherwise relates in any manner to the New Grant Program;

                  o delay or restrict our ability, or render us unable, to accept for exchange, or issue new options for, some or all of the options elected for exchange;

                  o materially impair the benefits that we believe we will receive from the New Grant Program; or

                  o materially and adversely affect the business, condition (financial or other), income, operations or prospects of Entrada Networks, Inc. or our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries.

         (iii)    there has occurred:

                  o any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market;

                  o the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

                  o the commencement or escalation of a war, armed hostilities or other international or national crisis involving the United States;

                  o any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that in our reasonable judgment could affect, the extension of credit by banks or other lending institutions in the United States;

                  o any change in the general political, market, economic or financial conditions in the United States or abroad that could have a material adverse effect on the business, condition (financial or other), operations or prospects of Entrada Networks, Inc. or our subsidiaries or that, in our



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                      reasonable judgment, makes it fiscally unwise to proceed
                      with the New Grant Program; or

                  o in the case of any of the foregoing existing at the time of the commencement of the New Grant Program, a material acceleration or worsening thereof.

         (iv) there has occurred any change in generally accepted accounting standards that could or would require us for financial reporting purposes to record compensation expense against our earnings in connection with the New Grant Program;

         (v) a tender or exchange offer with respect to some or all of our common stock, or a merger or acquisition proposal for us, shall have been proposed, announced or made by another person or entity or shall have been publicly disclosed, or we shall have learned that:

                  o   any person, entity or "group", within the meaning of
                      Section 13(d)(3) of the Securities Exchange Act, shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares of our common stock, or any new group shall have been formed that beneficially owns more than 5% of the outstanding shares of our common stock, other than any such persons, entity or group that has filed a Schedule 13D or Schedule 13G with the Securities and Exchange Commission on or before July 31, 2002.

                  o   any such person, entity or group that has filed a
                      Schedule 13D or Schedule 13G with the Securities and Exchange Commission on or before July 31, 2002 shall have acquired or proposed to acquire beneficial ownership of an additional 2% or more of our common stock; or

                  o any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of the assets or securities of us or any of our subsidiaries; or

         (vi) any change or changes occur in the business, condition (financial or other), assets, income, operations, prospects or stock ownership of Entrada Networks, Inc. or our subsidiaries that, in our reasonable judgment, has or may have a material adverse effect on Entrada Networks, Inc.
                  or our subsidiaries.

          The conditions to the New Grant Program are for our benefit. We may assert them in our discretion regardless of the circumstances giving rise to them prior to the expiration date. We






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may waive them, in whole or in part, at any time and from  time to time prior to the expiration date, in our discretion, whether or not we waive any other condition to the New Grant Program. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this section will be final and binding upon all persons. If one or more of the foregoing events occurs, or has been determined by us to have occurred, and we decide to waive such condition to the New Grant Program and proceed with the New Grant Program, we will make an announcement of such waiver within two (2) business days of the occurrence of the event.

         The information set forth in the Offer to Exchange under Section 8 (Source and Amount of Consideration; Terms of New Options) is hereby amended by deleting the third paragraph, United States Federal Income Tax Consequences of Options, in its entirety and substituting the following in its stead:

         United States Federal Income Tax Consequences Of Options. If you exchange your existing options for new options, you will not be required under current law to recognize income for United States federal income tax purposes at the time of the exchange or at the date of grant of the new options. With regard to the new nonqualified stock options, the tax aspects of such options will be the same as any other nonqualified option grant. We do not believe that our offer to you will change any of the terms of your eligible incentive stock options if you do not accept this offer. However, if you choose not to accept the Offer to Exchange, it is possible that the Internal Revenue Service would decide that your right to exchange your incentive stock options under the Offer to Exchange is a "modification" of your incentive stock options, even though you will not have exchanged the options. A successful assertion by the IRS that an option is modified could extend the option's holding period to qualify for favorable tax treatment and cause a portion of the incentive stock option to be treated as a nonqualified stock option.

          We recommend that you consult your own tax advisor for information relating to the federal tax consequences that may be relevant to you in light of your particular circumstances as a result of your participation in the New Grant Program.

         The information set forth in Section 16, Additional Information, of the Offer to Exchange is hereby amended to delete the third paragraph/bullet point and insert the following in its stead:

         o Our quarterly report on Form 10-Q for the fiscal quarter ended April 30, 2002, filed with the Securities and Exchange Commission on May 30, 2002;

         The information set forth in Section 16, Additional Information, of the Offer to Exchange is hereby amended to delete the sixth paragraph/bullet point entirely and to insert the following as a new sixth paragraph after the bullet points.

         We also recommend that you review all documents filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, during the pendency of the Offer to Exchange, after the date of this prospectus and before the termination of this offering. Promptly upon the filing of


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any such documents, we will file an amendment to this Offer to Exchange with the SEC. If we materially change the information concerning the New Grant Program, we will extend the expiration date. If we extend the deadline to elect to participate in the New Grant Program, we will make an announcement of the extension no later than 6:00 a.m. Pacific Time on the next business day following the previously scheduled expiration date. Except for a change in price or a change in percentage of securities sought, the amount of time by which we will extend the expiration date following a material change in the information concerning the New Grant Program will depend on the facts and circumstances, including the relative materiality of such terms or information. We will notify you of such action, and we will extend the deadline to participate in the New Grant Program for a period of no fewer than ten business days after the date of such notice if we increase or decrease:

         o The amount of consideration offered for the exchanged options;

         o The number of options eligible to be elected for exchange in the New Grant Program, except that in the case of an increase, it must be by an amount that exceeds 2% of the shares of common stock issuable upon exercise of the options that are subject to the New Grant Program immediately prior to the increase; or

         o The period in which you may participate in the New Grant Program, provided that the date on which your right to participate is scheduled to expire will not be changed to a date earlier than the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given.

ITEM 12. EXHIBITS.

         Item 12 of the Schedule TO is hereby amended and restated as follows so as to delete Exhibit (a)(2) (Form of Letter of Transmittal (Election to Participate)) and replace it with a revised Exhibit (a)(2) (Form of Letter of Transmittal (Election to Participate)), to delete the reference to Exhibit
(a)(5) in its entirety, and to add a reference to Exhibit (a)(10) (Form of Announcement to eligible option holders informing them of the changes to Schedule TO and Offer to Exchange contained herein.


Exhibit           Description
Number


(a)      (1)*     Offer to Exchange, dated June 28, 2002.
         (2)      Form of Letter of Transmittal (Election to Participate), filed herewith.
         (3)*     Form of Confirmation to Offerees Electing to Participate in the Offer to Exchange.
         (4)*     Form of Notice of Withdrawal.
         (5)      Intentionally Deleted.
         (6)*     Form of Cover Letter to Eligible Option Holders.
         (7)*     Those portions of the Company's annual report on Form 10-K for its fiscal year ended
                  January 31, 2001 filed with the Securities and Exchange Commission on May 4, 2001
                  (incorporated herein by reference).


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


          (8)*    The Company's annual report on Form 10-K for its fiscal year ended January 31,
                  2002 filed with the Securities and Exchange Commission on May 1, 2002 (incorporated herein by reference).
          (9)*    The Company's quarterly report on Form 10-Q for its fiscal quarter ended April 30, 2002 filed with the Securities and Exchange Commission on May 30, 2002 (incorporated herein by reference).
         (10)     Form of Announcement to eligible option holders informing them of the revisions and amendments contained in Amendment #1 to the Schedule TO, filed herewith.
(d)       (1)*    The Company's 2000 Stock Incentive Plan, filed with the
                  Company's Information Statement filed with the Securities and
                  Exchange Commission on November 6, 2000 (incorporated herein by reference).
          (2)*    The Company's Amended and Restated 1991 Stock Plan, filed with the Securities and Exchange Commission on August 26, 1998
                  (incorporated herein by reference).
          (3)*    The Company's 1996 Non-Executive Stock Option Plan, filed with the Securities and Exchange Commission on May 18, 1996
                  (incorporated herein by reference).

*        Previously filed.


           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.


Date: July 29, 2002             ENTRADA NETWORKS, INC.

                                /s/ KANWAR J.S. ChHADHA, Ph.D.
                                -----------------------------------------
                                    Kanwar J. S. Chadha, Ph.D.
                                    Chief Executive Officer and President





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                                INDEX TO EXHIBITS

Exhibit
Number            Description
------            -----------
(a)
         (2)      Letter of Transmittal, filed herewith
         (10)     Form of Announcement to eligible option holders informing them of the revisions and amendments contained in Amendment #1 to the Schedule TO, filed herewith.



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